Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Enervolt
295 E. Main St. Suite 17
Ashland, OR 97501
enervolt.energy

Up to $534,998.14 in Common Stock at $2.27
Minimum Target Amount: $9,999.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Enervolt
Address: 295 E. Main St. Suite 17, Ashland, OR 97501
State of Incorporation: NV
Date Incorporated: October 30, 2012

Terms:

Equity

Offering Minimum: $9,999.35 | 4,405 shares of Common Stock
Offering Maximum: $534,998.14 | 235,682 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.27
Minimum Investment Amount (per investor): $102.15

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 7% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>Amount Based:</u>

$500+ | Exclusive Investor-Only Updates

Invest $500 and get access to an exclusive quarterly newsletter with Insights into the company's progress.

$1,000 | Zoom Call with our CIO

Invest $1,000 and receive access to an exclusive quarterly Zoom call with CIO for new tech updates. You will also receive all lower tier perks.

$2,500+ | Live Q&A and 10% Product Discount

Invest $2,500 and receive exclusive monthly live video Q&As with our CIO, a 10% discount on products (limit of one order per person), and all lower tier perks.

$5,000+ | 5% Bonus Shares

Invest $5,000 and receive 5% bonus shares, a monthly letter from the CEO with exclusive updates, and all lower tier perks.

$10,000+ | 7% Bonus Shares

Invest $10,000 and receive 7% bonus shares, individual time on quarterly Zoom calls with CEO and/or COO, and/or CIO, and all lower tier perks.

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Enervolt will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.27 / share, you will receive and own 110 shares for $227. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

ENERVOLT is an energy solutions company.

Whether providing emergency backup power systems for telecom towers, hospital systems, and other large-scale international projects, upgrading golf carts, rickshaws, RVs, or boats, we provide breakthrough cost-saving solutions with superior quality products.

Enervolt is committed to finding and applying next-generation solutions to today's challenges. Enervolt's hardware integrates its flexible solar panels and supercapacitor batteries with the NEXUS Charge Optimizer and NEXUS Core, which are guaranteed to increase the efficiency and reliability of panels, improve battery charge acceptance, and extend battery life dramatically.

Enervolt's proprietary software (programmed into our Nexus Core and Nexus Charge Optimizer) communicates with each component throughout your system to optimize functionality while enabling you to monitor real-time and cumulative solar panel, battery, and system performance from your phone or computer screen, to ensure that your entire system is operating at peak efficiency.

Our ultimate goal? To create a world where energy is as readily accessible and utilized as air. How? By continually improving energy efficiency, lowering costs, and reducing environmental impact while maintaining the highest quality standards.

Our team designs, installs, and distributes custom energy systems that manage and optimize energy use and storage from individual user requirements to enterprise-level business needs. Enervolt's innovative energy solutions include our proprietary charge controllers (Nexus Charge Optimizer), Power Station Management Units (Nexus Core) as well as the latest evolution in super-capacitor batteries, solar panels, generators, inverters, and other key energy components. Each component is specifically selected to meet the unique needs of our clients' own use requirements.

Enervolt began as Apparent Energy, founded in Ashland, Oregon as an L.L.C. in 2012, and incorporated in the State of Nevada in 2013. The company operates from an office and engineering lab in Ashland, Oregon. In 2019 ENERVOLT launched products on Amazon and by 2020 had expanded into three other online marketplaces.

Currently, Enervolt is negotiating in the United States, India, Saudi Arabia, and South America to provide energy consulting, design, and implementation solar-powered moto-taxis, rickshaws, and solar-powered electric buses. We have also designed and are offering backup power solutions for emergency services to improve the efficiency of generators, reduce fuel costs and toxic pollution, and decrease maintenance. This improves up-time for cell towers, hospitals, data centers, and more while achieving a positive environmental impact.

Of particular note, the Indian government is committed to upgrading rickshaws from gasoline to electric and Enervolt is proposing a cutting edge, cost-effective solution to significant players in the rickshaw industry that promises to revolutionize the industry for manufacturers, fleet owners, and drivers.

Competitors and Industry

The initial markets Enervolt will be servicing through its superior energy solutions technology are the following:

Emergency Backup Power Systems: According to a May 15, 2019 article in Global Newswire the home backup power segment of the renewable energy industry alone has a compounded annual growth rate (CAGR) of 7% and will reach $5 billion a year by 2025 and the commercial and industrial segments of this market will reach almost $20 billion by 2021 and eclipse $34 billion annually by 2024.

Golf Carts: Currently a $1.6 billion annual market which, according to a June 2019 report by Global Market Insights, will reach $2.59 billion a year by 2025.

Rickshaws: India is home to 1.5 million battery-powered, 3 wheeled rickshaws, a $7.5 billion total market size with 11,000 new e-rickshaws hitting the streets every month. Annual worldwide sales are expected to increase by 9% according to Rahul Mishra from consulting firm A.T. Kearney.

Recreational Vehicles and Boats: Currently a $114 billion market, as reported by Global Newswire in June of 2019. Just under 100 thousand RVs were sold in 2019. In January 2020, BusinessWire reports sales of 280 thousand boats for total market sales in 2019 of $42 billion. The two markets' sales in 2019 total over $150 billion.

Cell Towers: The global cell tower market was slated to reach $56 billion in 2019, and predicted to grow at a CAGR of 18%, reaching $146.5 billion by 2025 according to a March 25, 2019 article in PR Newswire.

Solar Energy Distribution Systems: Reached $52 billion in 2018 and is predicted to reach $223 billion by 2026 with a CAGR of 20% according to a report conducted by Allied Market Research in October 2019.

Based on our extensive research above, we have a:

• Total Current Combined Markets: ~$250 billion annually.

• Total Combined Markets by 2026: ~$568 billion annually.

Current players in the solar and alternative energy space include billion-dollar companies like Sun Power and Solar Edge, that, over time, will become direct competitors; and more immediate, earlier stage companies like Renogy, Genasun, and

Victron whose current annual sales range from $17 million to $30 million.

Current Stage and Roadmap

Enervolt is an early-growth-stage company. Formed in 2012, the company spent its first seven years developing energy-related technology and building prototypes, applying for patents, and creating working models.

In 2019, Enervolt engaged in its first production runs of products for the marketplace (including its Nexus Charge Optimizer and Flexible Solar Panels). These products began selling on Amazon in the 4th quarter of 2019 and were expanded to Canada, ebay and the company website in 2020.

In 2020, Enervolt also developed its proprietary backup power solutions for cell towers, data centers, and other applications. This solution has evolved from prototype to full working model and is ready for orders. The company is also in the final stages of testing its bi-facial solar panel roof for golf carts, rickshaws, and moto-taxis, along with its full solar power electric vehicle package that includes the solar roof, Nexus Charge Optimizer (built into the roof), and the company's supercapacitor battery.

While there are significant licensing opportunities in these market sectors, Enervolt's direct-to-individual customer market also has great potential. Nevertheless, the company realizes the importance of not getting caught up in manufacturing, warehousing, or fulfillment, and is thus working with third-party manufacturers, as well as distributors such as Amazon and others that already have the warehousing, fulfillment, and distribution figured out.

By mid-way through 2022, the company plans to have its entire supply chain, manufacturing, and licensing running very smoothly so it can license or sell its technology to anyone, anywhere. This will enable Enervolt to do what it does best, which is to design and invent new products while continuing to innovate on existing products, whether those designed by the company or others already in the marketplace with whom the company partners.

The Team

Officers and Directors

Name: William "Bill" Patridge

William "Bill" Patridge's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & President
  Dates of Service: April 09, 2014 - Present
  Responsibilities: To maintain the vision of the company while forging relationships with strategic partners and enterprise-level customers.

Name: Christopher Harding

Christopher Harding's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January 02, 2019 - Present
  Responsibilities: To ensure that the day-to-day operations of the company are on track and are meeting current and future milestones and objectives.

Other business experience in the past three years:

- **Employer:** Luminary Communications
  Title: Founder/Chairman
  Dates of Service: October 01, 1998 - Present
  Responsibilities: Providing consulting and coaching services to clients.

Other business experience in the past three years:

- **Employer:** Innovations
  Title: Senior Consultant
  Dates of Service: January 01, 1997 - Present
  Responsibilities: Design products and serve their excellent client base as a facilitator, trainer, and coach.

Name: Nagaraj Murthy

Nagaraj Murthy's current primary role is with Golden State Dental Group. Nagaraj Murthy currently services Less than 5 generally hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October 30, 2014 - Present
  Responsibilities: Advising the company.

- **Position:** India Relations Coordinator
  Dates of Service: January 25, 2016 - Present
  Responsibilities: Coordinate relationships and potential prospective relationships within India.

Other business experience in the past three years:

- **Employer:** Golden State Dental Group

Title: Dentist and Owner
Dates of Service: January 01, 1990 - Present
Responsibilities: Mr. Murthy is the dentist and owner, and assumes all responsibilities associated with those roles.

Name: William Go

William Go's current primary role is with Bluestone Hospitality, LLC. William Go currently services Less than 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February 13, 2017 - Present
  Responsibilities: Participate in Board meetings.

Other business experience in the past three years:

- **Employer:** Una Luna Blu, LLC
  Title: Real Estate and Marketing Executive
  Dates of Service: May 27, 2014 - Present
  Responsibilities: General Business Operations

Other business experience in the past three years:

- **Employer:** Bluestone Hospitality, LLC
  Title: Asset Manager
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Hospitality asset management

Other business experience in the past three years:

- **Employer:** BottomLine Business Brokers
  Title: Business Broker
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Helping buyers and sellers complete all stages of the business sales process.

Name: Holly Duer

Holly Duer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer

Dates of Service: January 01, 2016 - Present
Responsibilities: All financial related responsibilities, including but not limited to all bookkeeping, payroll and securities.

- **Position:** Systems Manager
Dates of Service: January 01, 2016 - Present
Responsibilities: Analyze company's computer and IT needs and recommend possible upgrades for top executives to consider. Plan and direct the installation and maintenance of computer hardware and software.

- **Position:** Assistant Corporate Secretary
Dates of Service: September 01, 2017 - Present
Responsibilities: Handle all security related operations for the Company

Other business experience in the past three years:

- **Employer:** Enervolt, at the time it was still Apparent Energy, Inc.
Title: Bookkeeper
Dates of Service: January 01, 2016 - April 16, 2019
Responsibilities: Keeping records of all financial related activities, including all expenditures.

Name: Will Wilkinson

Will Wilkinson's current primary role is with Health Yourself. Will Wilkinson currently services less than 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Communications Officer
Dates of Service: April 01, 2019 - Present
Responsibilities: Assist with company publications, documentation and outside communication

Other business experience in the past three years:

- **Employer:** Health Yourself
Title: Co-Founder, Director
Dates of Service: January 01, 2010 - Present
Responsibilities: Will maintains an online health portal to help educate and recommend how to manage your own health and a robust immune system.

Other business experience in the past three years:

- **Employer:** Luminary Communications

Title: Senior Consultant
Dates of Service: January 01, 2015 - March 01, 2020
Responsibilities: Will co-authored Thriving in Business in Life in 2015 and has been translating that into an online learning game for leaders.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Nexus Core. Delays or cost overruns in the development of our Nexus Core and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We may compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Enervolt was formed on November 1, 2013 and has been primarily focused on

Research and Development until recent years. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Enervolt has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you believe that our products are a good idea and will have a positive impact on our environment, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Murthy Family Trust	1,924,000	Common Stock	24.89
Bill Patridge	2,296,000	Common Stock	29.71

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 235,682 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 7,728,784 outstanding.

Voting Rights

Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

Material Rights

The total amount outstanding on a fully diluted basis includes 2,934,000 shares to be issued pursuant to reserved and/or outstanding stock options; amounting in $3,667,500 in investments if all options are exercised.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 103,907
  Use of proceeds: N/A, $132,223.75 in compensation based issuances.
  Date: May 31, 2020
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 223,878
  Use of proceeds: N/A issued $279,847 in share based compensation
  Date: December 31, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 37,879
  Use of proceeds: Operations and Product Development of our Nexus Core
  Date: February 14, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 77,749
  Use of proceeds: N/A, $97,186.25 in stock based compensation
  Date: September 30, 2020
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $24,855.00
  Number of Securities Sold: 16,570
  Use of proceeds: Operating expenses, product development
  Date: December 04, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $95,000.00
  Number of Securities Sold: 30,953
  Use of proceeds: Operating expenses, product development, inventory
  Date: February 28, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,000
  Use of proceeds: N/A, shares issued as compensation, held in escrow.
  Date: October 19, 2021
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $39,000.00
  Number of Securities Sold: 31,200
  Use of proceeds: Product Development, initial inventory purchases.
  Date: October 24, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Since our founding, our primary focus has been on the research and development of environmental solutions. This includes the development of our unique electric motor and our Nexus charge controller, which after several prototypes had its first production run in 2019 resulting in our first sales in late 2019. Hence, why our financial statements show significant losses each year.

The following discussion is based on our unaudited operating data.

Revenue

Revenue for 2020 was $44,444, over a 4x increase over $9,516 in 2019. This increase in sales was primarily driven by US-based direct-to-consumer sales, via Amazon and our Company website, with a small advertising campaign in early 2020.

Cost of Sales

Cost of sales in 2020 were $29,147, up approximately $20,000 from 2019's cost of sales of $10,380. The increase in cost of sales was caused by the 4x increase in revenues in 2020 compared to 2019.

Expenses

Expenses in 2020 were $780,669, down almost $300,000 from expenses of $1,063,874 in 2019. The $300,000 decrease is directly related to Stock Based Compensation, as compensation for previous years was first reported in 2019, drastically increasing the total expenses in 2019. Additionally, it is important to note that both 2020 and 2019 expenses include over $600,000 and $887,000, respectfully, in accrued Salaries and Stock Based Compensation, including annual vested Stock Option expenses, resulting in very high accrued expenses, but not actual cash expenditures.

Historical results and cash flows:

Investors should expect that Enervolt will continue to have payroll and R&D be the majority of our expenses as we have in the past two years. In the future, a shift of our expenses from R&D to COGS can be expected.

Previously, as cash was needed, the Company either sold equity or received loans from majority shareholders. This generation of cash can be expected to continue in the future with the addition of revenue being generated from our Solar Flex Kit.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the company had cash on hand of $2,800, and a line of credit with US Bank of $4,000, with an outstanding balance of $1,800.

The majority shareholders of the company have previously loaned money to the company as needed and are prepared to continue to do so, to the best of their financial ability.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

While our Company does have other potential resources for funding or capital investment; there are no guaranteed funds, thus the funds of this campaign are critical to company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $534,998.14.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate for two months if we raise our minimum amount. This is based on paying payroll to our engineer, continuing required software subscriptions, as well as standard operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

The company is expected to be able to operate a minimum of 9 months if we raise our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are no confirmed sources of capital available to our company. The company is contemplating future capital raises and has some leads on potential new investors.

Indebtedness

- **Creditor:** Accounts Payable
  Amount Owed: $140,829.00
  Interest Rate: 0.0%

- **Creditor:** US Bank Credit Card

Amount Owed: $32,002.00
Interest Rate: 13.74%

- **Creditor:** Shareholder Loans
Amount Owed: $188,984.99
Interest Rate: 0.0%

- **Creditor:** Employees (accrued wages)
Amount Owed: $305,500.00
Interest Rate: 0.0%

- **Creditor:** Second and Main (Hani Hajje - landlord)
Amount Owed: $61,050.00
Interest Rate: 0.0%

- **Creditor:** Expenses owed to Shareholders
Amount Owed: $15,740.00
Interest Rate: 0.0%
Maturity Date: December 31, 2025

- **Creditor:** Small Business PPP loans
Amount Owed: $10,800.00
Interest Rate: 0.0%
Must be spent on payroll, rent or utilities. All funds were spent on these items so 100% of the loan will be forgiven once the small business administration advise how to submit loan forgiveness.

- **Creditor:** IRS
Amount Owed: $7,169.00
Interest Rate: 5.0%

- **Creditor:** Sanjay Vasta
Amount Owed: $50,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2020

Related Party Transactions

- **Name of Entity:** Second and Main (Hani Hajje)
Names of 20% owners: N/A
Relationship to Company: Shareholder, former director, friend, and landlord
Nature / amount of interest in the transaction: Hani Hajje is our co-Founder and a former member on our board of directors. He also owns the building we occupy and has agreed to let us accrue the rent due to him on an as needed basis.
Material Terms: The amount outstanding at 11/3/21 was $61,050; it bears no

interest and has no maturity date.

- **Name of Entity:** Nagaraj Murthy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Nagaraj Murthy has loaned funds to the company as needed over the years. The current amount owed to him at 11/3/21 was $65,296.
  Material Terms: $65,296 bears no interest and has no maturity date or terms.

- **Name of Entity:** William Patridge
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: William Patridge is a Director, Officer, 20% owner and has loaned money to the company over the years on an as needed basis; as of 11/3/21 the amount owed to him was $61,484.99.
  Material Terms: $61,484.99 bears no interest, has no maturity date or terms.

- **Name of Entity:** Other Shareholders
  Relationship to Company: Combination of three shareholders consisting of two current Directors, an Officer and a Co-Founder
  Nature / amount of interest in the transaction: Three other shareholders have loaned the company money over the years. The combined total is $27,500 as of 11/3/21.
  Material Terms: $27,500 bears no interest and has no maturity date.

- **Name of Entity:** Enervolt Energy Solution (EES)
  Names of 20% owners: Dennis Mehta and Sanjay Vasta
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: In early 2020, two $50,000 loans from EES via Dennis Mehta and Sanjay Vasta were received by the Company, totaling $100,000.
  Material Terms: A total loan of $100,000 was received. The transaction terms were 0% interest and to be repaid by July 2020. However, the transaction also declared an investment of $750,000 from EES into Enervolt. EES breached said agreement and the due date for the loans has been temporarily suspended.

Valuation

Pre-Money Valuation: $17,544,339.68

Valuation Details:

Enervolt has 4,794,784 shares issued and 2,934,000 stock options for a total of 7,728,784 shares outstanding when fully diluted. The offering price per share is $2.27 for a valuation of $17,544,339.68.

Enervolt had a valuation of the company conducted by an independent third-party valuation firm, which listed the median valuation at $16.6 million, based on a future investment of $3 million.

Standard of Value

The independent third-party valuation firm derives the value of the Company's equity from a valuation of the business entity as a whole and relies on the following definitions provided by regulatory entities:

IRS Revenue Ruling 59-60, § 2.02: The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.

ASC 718: The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

ASC 820: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Premise of Value

For purposes of this engagement, the independent third-party valuation firm has performed the valuation on the "Going Concern" premise of value, which is defined as follows:

Going Concern Value: The value of a business enterprise that is expected to continue to operate into the future. The intangible elements of Going Concern Value result from factors such as having a trained workforce, an operational plant, and the necessary license, systems, and procedures in place.

Purpose and Scope

For purposes of performing this analysis, Management provided an independent third-party valuation firm with financial data, other records, and documents pertaining to the Company's operations and assets, which have been accepted as representative of its operating performance and financial condition. The independent third-party valuation firm did not, however, independently verify the information supplied and maintains that the validity of the valuation is dependent upon the completeness and accuracy of all provided data.

This report and its conclusions are to be used by the Board of Directors and Management for the exclusive purpose stated above. The independent third-party valuation firm makes no representation as to the applicability of this if used for any other purpose. As such, the Company should use this Opinion solely for the purposes delineated herein, unless the independent third-party valuation firm has given express written consent to do otherwise. The independent third-party valuation firm does not assume any liability in furnishing this Opinion. Further, this Opinion should not be considered, in whole or in part, as investment or legal advice by the independent third-party valuation firm or its representatives.

The independent third-party valuation firm has applied traditional valuation techniques and methodologies in determining the fair market value of Enervolt's equity, including market, income, and cost valuation approach. The independent third-party valuation firm has used valuation techniques and methods that comply with guidance provided by the American Institute of Certified Public Accountants (AICPA) in its Accounting & Valuation Guide. The independent third-party valuation firm review also included factors external to the Company, such as the state of the U.S. economy and the company's industry.

The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock. In making this calculation, we have assumed all outstanding options and any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.35 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  50.0%
  Continued operations of the Company including utilities, payroll and supplies

- *Inventory*
  46.5%
  Continue to build up inventory to keep up with our Amazon sales.

If we raise the over allotment amount of $534,998.14, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  31.5%
  Salaries and consulting fees for Officers, Engineers and other employees and consultants.

- *Research & Development*
  15.0%
  Continued R&D to improve current products and to bring other products to market.

- *Inventory*

20.0%
Additional production run on our Nexus unit and build up Solar panel inventory for Amazon sales.

- *Marketing*
  10.0%
  Increase advertising budget to increase Amazon and e-commerce sales. Expand to additional markets.

- *Operations*
  20.0%
  Continued operations of company, including but not limited to, utilities and software fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at enervolt.energy (In the investors section of our website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/enervolt

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Enervolt

[See attached]

ENERVOLT, INC.

Financial Statements
Year Ended December 31, 2020 and 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Enervolt, Inc.
Ashland, Oregon

We have reviewed the accompanying financial statements of Enervolt Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 22, 2021
Los Angeles, California

ENERVOLT, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	20,205	$	5,177
Inventories		10,959		17,702
Prepaids and other current assets		25,559		9,243
Total current assets		**56,723**		**32,122**
Property and equipment, net		7,652		8,951
Intantible assets		67,292		53,923
Total assets	**$**	**131,666**	**$**	**94,997**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	140,829	$	126,777
Credit Card		32,002		28,047
Current portion of Promissory Note and Loans		50,000		
Other current liabilities		372,008		225,827
Total current liabilities		**594,840**		**380,650**
Shareholder loan		203,796		107,500
Promissory Notes and Loans		10,800		
Total liabilities		**809,436**		**488,150**
STOCKHOLDERS EQUITY				
Common Stock		46,970		44,609
Additional Paid In Capital (APIC)		5,421,128		4,943,864
Equity Crowdfunding- Common Stock		468		468
Equity issuance cost		(8,916)		(8,916)
Retained earnings/(Accumulated Deficit)		(6,137,419)		(5,373,179)
Total stockholders' equity		**(677,769)**		**(393,153)**
Total liabilities and stockholders' equity	**$**	**131,666**	**$**	**94,997**

See accompanying notes to financial statements.

ENERVOLT, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	44,444	9,516
Cost of goods sold	29,147	10,380
Gross profit	15,298	(864)
Operating expenses		
General and administrative	763,618	1,063,389
Sales and marketing	17,051	485
Total operating expenses	780,669	1,063,874
Operating income/(loss)	(765,371)	(1,064,738)
Interest expense	3,869	3,769
Other Loss/(Income)	(5,000)	-
Income/(Loss) before provision for income taxes	(764,240.26)	(1,068,508)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(764,240)**	**(1,068,508)**

See accompanying notes to financial statements.

ENERVOLT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Equity Crowfunding - Common Stock		Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	**4,205,841**	**$ 42,058**	**$ 46,807**	**$ 468**	**$ 4,277,756**	**$ (8,916)**	**$ (4,304,671)**	**$ 6,695**
Issuance of Common Stock	146,758	1,468			181,979			183,447
Sharebased Compensation	108,320	1,083			484,129			485,213
Net income/(loss)							(1,068,508)	(1,068,508)
Balance—December 31, 2019	4,460,919	$ 44,609	46,807	$ 468	$ 4,943,864	$ (8,916)	$ (5,373,179)	**$ (393,153)**
Issuance of Common Stock	54,449	544			74,311			74,855
Sharebased Compensation - Stock	181,656	1,817			227,593			229,410
Sharebased Compensation - Option					175,359			175,359
Net income/(loss)							(764,240)	(764,240)
Balance—December 31, 2020	**4,697,024**	**$ 46,970**	**46,807**	**$ 468**	**$ 5,421,128**	**$ (8,916)**	**$ (6,137,419)**	**$ (677,769)**

See accompanying notes to financial statements.

ENERVOLT, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (764,240)	$(1,068,508)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	3,556	2,019
Amortization of intangibles	5,511	4,252
Sharebased compensation expense	404,769	485,213
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Inventory	6,743	(17,702)
Prepaid expenses and other current assets	(16,316)	25,103
Accounts payable and accrued expenses	14,053	85,153
Credit Cards	3,956	3,976
Other current liabilities	146,181	195,361
Net cash provided/(used) by operating activities	**(195,788)**	**(285,134)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(2,256)	-
Purchases of intangible assets	(18,880)	(1,150)
Net cash provided/(used) in investing activities	**(21,135)**	**(1,150)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock	74,855	183,447
Borrowings on Shareholder Loan Payable	96,296	98,000
Borrowing on Loan Payable	60,800	
Net cash provided/(used) by financing activities	**231,951**	**281,447**
Change in cash	15,028	(4,837)
Cash—beginning of year	5,177	10,014
Cash—end of year	**$ 20,205**	**$ 5,177**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 3,869	$ 3,769
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ -
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. SUMMARY

Enervolt was initially set up as Apparent Energy, LLC in Oregon on October 30, 2012. The LLC was dissolved on November 18, 2013 and contemporaneously replaced with an Oregon foreign business corporation, Apparent Energy, Inc. a Nevada corporation established on November 1, 2013. On January 15, 2019 the company changed its name from Apparent Energy to Enervolt. The financial statements of Enervolt (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ashland, Oregon.

Enervolt's teams design, install and distribute custom energy systems and products that manage and optimize energy use and storage from individual user requirements to enterprise-level business needs. The company's innovative energy solutions include its proprietary charge controller (Nexus Charge Optimizer, with patent pending), Power Management Units (Nexus Core), and the latest evolution in super-capacitor batteries, solar panels, and other key energy components. Each component will be specifically selected to meet the unique needs of each client's use requirements. Enervolt has also developed a patented, highly efficient electric motor that runs without the use of magnets or a shaft as used in other electric motors. The motor can be scaled from very small to very large (for example, for use with small drones or very large delivery vehicles) and made from a variety of materials including lightweight durable plastic. This remarkable motor has moved from idea to design to multiple working prototypes and is anticipated to be available for commercial use in the next year.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents and trademarks. The intangible costs are being amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 15 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Enervolt, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will recognize revenues primarily from the sale of its products direct to dealerships, amazon direct to consumer and B2B, via FBA warehouse inventory, e-commerce , www.enervolt.energy website .

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	10,635	17,702
Total Inventories	**$ 10,635**	**$ 17,702**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaids and other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Freight and short term advances	2,559	$ 9,243
Loans made to SpecNano Inc	23,000	
Total Prepaids Expenses and other Current Assts	**$ 25,559**	**$ 9,243**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Payroll Liabilities-accrued wages	313,368	187,000
Expenses due to Shareholders	13,839	11,794
Acrrued rent	42,900	
Other current liabilities	1,901	27,032
Total Other Current Liabilities	**372,008**	**225,827**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture & Equipment	$ 16,039	$ 14,131
Property and Equipment, at Cost	**16,039**	**14,131**
Accumulated depreciation	(8,387)	(5,179)
Property and Equipment, Net	**$ 7,652**	**$ 8,951**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $3,208 and $2,019 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Trademarks	$ 11,494	$ -
Patents	71,161	63,776
Intangible assets, at cost	**$ 82,655**	**$ 63,776**
Accumulated amortization	(15,363)	(9,853)
Intangible assets, Net	**$ 67,292**	**$ 53,923**

Amortization expense for patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,510 and $4,252 respectively.

Period	Amortization Expense
2020	$ 5,510
2021	5,510
2022	5,510
2023	5,510
Thereafter	45,250
Total	**$ 67,292**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 of common shares at $ 0.01 par value. As of December 31, 2020 and December 31, 2019, 4,743,831 and 4,507,726 shares of common stock have been issued and outstanding respectively.

8. DEBT

Promissory Notes & Loans

During 2020, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan agreement with Sanjay Vatsa	$ 50,000	3.50%	02.21.2020	07.31.2020	$ -	$ -	$ 50,000	$ -	$ 50,000					
PPP loan	$ 10,800	No interest	4.8.2020	4.8.2022	-	-	-	10,800	10,800					
Total	$ 60,800				**$ -**	**$ -**	**$ 50,000**	**$ 10,800**	**$ 60,800**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 50,000
2022	10,800
2023	-
2024	
Thereafter	
Total	**$ 60,800**

Shareholder Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2020			For the Year Ended December 2019		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Bill Patridge and Nagaraj Murthy	$ 203,796	No interest rate set	2016-2020	No set maturity	$ -	$ 203,796	$ 203,796	$ -	$ 107,500	$ 107,500
Total					$ -	$ 203,796	$ 203,796	$ -	$ 107,500	$ 107,500

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. There is a verbal commitment between the shareholders and the Company that the loan will not be repaid during fiscal year 2021. Consequently, the entire balance was classified as non-current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (273,538)	$ (149,495)
Valuation Allowance	273,538	149,495
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (731,646)	$ (536,001)
Valuation Allowance	731,646	536,001
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,857,992, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,857,992. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. SHAREBASED COMPENSATION

During 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a vesting of three years whereas the term of option is 7years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options
In 2018, the Company granted 320,000 stock options under the Plan to various employees with a total grant date fair value of approximately $417,600. The granted options had an exercise price of $1.25, expire in 5 and 7 years, and vesting over from a one-year to a three-year period.

In 2019, the Company granted 40,000 stock options under the Plan to various employees with a total grant date fair value of approximately $52,200. The granted options had an exercise price of $1.25, expire in 5 years, and vesting over a three-year period.

The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020 & 2019
Expected life (years)	7.00
Risk-free interest rate	2.5%
Expected volatility	10%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	2,319,000	$	1.25	6.12
Granted	40,000	$	1.25	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2019	**2,359,000**	**$**	**1.25**	**6.14**
Granted	10,000	$	1.25	
Execised	-			-
Expired/Cancelled	-			-
Outstanding at December 31, 2020	**2,369,000**	**$**	**1.25**	**6.14**

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $175,359 and $485,213, respectively.

Restricted Stock

During 2020, the company issued 181,656 restricted stocks for compensation. The value of restricted stock issued is $229,410 and it was recorded under Additional Paid in Capital.

11. RELATED PARTY

From November 1, 2016 to December 31, 2020 the Company entered into a Promissory Note Agreement with several shareholders for an aggregate amount of $196,500 The date of repayment has not been determined and is reliant on the company's ability to raise additionally funding. There are no stated interest rates on these loans.

From January 1, 2017 through July 1, 2019, Bill Patridge, a shareholder has paid for some of the company's expenses. As of December 31, 2020 and December 2019, the outstanding balance due to Bill was in the amount of $13,839 and $11,794, respectively.

On February 24, 2020, the company received a loan in the amount of $50,000 from Sanjay Vasta, a company's officer. The loan is interest free and is secured against the assets of Enervolt. The loan is to be repaid no later than July 2020.

The company leases office space on verbal month to month terms from Hani Hajje, one of the company's original stockholders and ex- board member. Lease includes base rent of $ 1,100 per month plus utilities, insurance and taxed being passed on to the company. As of December 31, 2020, and December 31, 2019, rent expenses were in the amount of $19,800 and 23,100 and respectively.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The company leases office space on verbal month to month terms from Hani Hajje, one of the company's original stockholders and ex- board member. Lease includes base rent of $ 1,100 per month plus utilities, insurance and taxed being passed on to the company. As of December 31, 2020, and December 31, 2019, rent expenses were in the amount of $19,800 and 23,100 and respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 22, 2021 the date the financial statements were available to be issued.

From February 24, 2021 until October 22, 2021 the company issued 80,953 shares of common stock for the total amount of $95,000.

From February 3, 2021 until October 22, 2021, the company issued 985,000 stock options which vest immediately and expires in 10 years. Exercise price is set to $1.25.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $766,371 an operating cash flow loss of $195,788 and an accumulated deficit of $6,137,419 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Enervolt is pending **StartEngine Approval.**

Enervolt

Energy solutions for the vital problems


ENERVOLT

Website | Ashland, OR | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$17.5M Valuation
$2.27 Price per Share	$102.15 Min. Investment
Common Shares Offered	Equity Offering Type
$535K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Enervolt is an energy solutions company focused on applying cutting-edge energy tech to today's most vital challenges. Our proprietary software allows for real-time monitoring of the entire system, whether that be a telecom tower or other large-scale project, or upgraded golf carts and rickshaws. We have spent much of the last decade prototyping and experimenting the ways in which energy is harvested, transformed, and stored, and have solidified a relationship with a key graphene research firm to develop and manufacture a breakthrough battery with new patented technology. As a result, Enervolt plans to license our technology to major manufacturers worldwide.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our Nexus Optimizer Flex Kits & Roof Kits provide users with an integrated solution for optimizing solar panel energy output, as well as monitoring and storing capacities.
- The Enervolt core team have worked together for years and bring experience from the worlds of business, tech, marketing, and distribution.
- Many orders have been received over the last several months for our limited run of our Nexus Flex Kits for Golf Carts, including from a leading chain of battery and golf cart suppliers.

Better Hardware + Better Software = A Superior Energy Solution

Enervolt has developed four proprietary products using our patent-pending technology that each provide ground-breaking solutions for various portions of a power system, including a Charge Optimizer that boosts efficiency, a Flexible Solar Panel for use on electric vehicles and off grid power systems, a Supercapacitor Battery, and a Power Management and Control System built using our proprietary software.

Each of our products represent major advances at each stage of the solar energy cycle.


A SUPERIOR
ENERGY SOLUTION

Our multi-channel business model currently features B2B and B2C markets, and we have future plans to enter the B2G markets and licensing deals. Because our technology has many different applications, we have multiple billion-dollar industries we are tackling.

B2B Markets	**B2C** Markets	**B2G** Markets	**Licensing** Deals
*Currently in place	*Currently in place	*Future Plan	*Future Plan

THE PROBLEM

Solar power installation and utilization is complicated and inefficient

Across the solar power industry, there are multiple pain points which raise costs and reduce accessibility for users.

With solar powered electric vehicles like golf carts or rickshaws, finding the correct panel, controller, and heavy battery bank can be a huge headache. And that doesn't even include decisions regarding maintenance and replacement.

Similarly, off-grid power systems require a deep understanding of solar configuration, and also the same decisions regarding panels, controllers, and batteries, which make many of the current power solutions totally inaccessible to most.

Traditional Solar Power Options

You must deal with

Headache of:

- choosing the correct panel
- choosing the correct controller
- dealing with a heavy battery bank
- difficult maintenance and replacement

You must have a

Deep knowledge of:

- solar configuration
- panels
- controllers
- batteries

*The above information is based on internal company research and third-party studies

THE SOLUTION

Easy to install, maintain, and operate power solutions

Our power solutions provide customers with cost-saving, quality products in a wide variety of applications varying from large-scale international projects, to DIY golf carts.

Our Nexus Optimizer Flex and Roof Kits ensures optimum energy output from solar panels, with easy-to-monitor efficiency, and energy storage.



The Nexus Power Station combines with grid power, solar power, or diesel power to dramatically reduce the amount of power used by backup generators, with the potential to save companies as much as $75K per power station over a decade.


SAVING MONEY
Our solar power solutions save money by havesting more power per panel

The light-weight, portable off-grid power system uses the Nexus Charge Optimizer, Flexible Solar Panel, and Graphene Supercapacitor Battery for faster charging and more efficient energy harvesting.


INCREASING EFFICIENCY
NEXUS Charge Optimizer maximizes the energy havested from any power source.

Enervolt Solar Power Solutions

Enervolt Provides

- **Flexible panels** for optimum efficiency and durability
- The **Nexus Charge Optimizer** can be configured for a variety of panels and voltages
- A **lightweight, quick-charge battery** that has superior performance and a 20-year lifespan

THE MARKET

Overall marketplace value of charge controllers, solar-powered vehicles, cell tower, and solar backup power units, and supercapacitor batteries potential is in the billions

In 2017, the market for charge controllers was estimated at almost $1.4B and is predicted to more than double by 2028.

CHARGE CONTROLLERS MARKET

$1.4B
2017 Market Value

$2.8B+
2028 Market Prediction

The global market for golf carts and rickshaws continues to undergo steady growth, and licensing our technology to these manufacturers represents a key opportunity.

Our backup power systems are also well positioned to enter a market that was expected to reach $19B by 2021, in addition to the opportunity in the cell tower market, an industry that is estimated to be worth $56B.

ADDITIONAL MARKETS

$19B	$56B
2021 Backup Power System Market	2020 Cell Tower Market

OUR TRACTION

Continued progress iterated on foundational ideas of efficiency and cost-effectiveness

Since 2012 we have worked non-stop to continuously innovate leveraging our proprietary break-throughs in order to change the way energy is harvested, transformed, and stored. This has led us down the road of diligent prototyping and testing, and eventually to today's products which we proudly sell in the marketplace.

In the last several months we have seen an influx of new orders for our initial run of our Flex Kits for Golf Carts, which are being tested on regional courses currently, and received an order from one of the largest battery supplies and golf cart chains.


34

We currently sell Enervolt products in the United States and are offered via Amazon in the United States, Canada, and Mexico.

We are in preliminary conversations with major players in South America for the installation of Enervolt technology on electric busses, moto-taxis, and electric delivery vans. We are also in preliminary conversations for the sales and distribution of Enervolt products (cell towers, rickshaw fleets, electric busses, and moto-taxis) in India and Saudi Arabia.



WHAT WE DO

We build transformative alternative energy solutions for businesses and individuals

All of our products are meant to make energy storage, harvesting, and utilization cost-effective and accessible, while maintaining environmentally friendly standards.

Our ultimate goal is to create a world where access to energy is as abundant as access to air, by providing highly efficient, quality solutions.

These products meet a wide spectrum of needs in the sustainable energy market. Our solutions can be applied to golf cart or rickshaw kits, cell tower backup power stations, microgrid solar systems, and a variety of other needs that need their energy optimized, transferred and stored.

We currently have a variety of products that are marketed, sold, and distributed via Amazon, and our website. These products include our Nexus Charge Optimizer, Enervolt Flex Solar Panels, Enervolt Solar Roof, and the Enervolt Graphene Supercapacitor.

We also offer products through our enterprise-level business development efforts, including our Power Management and Control Systems, Enervolt Backup Power Station, Enervolt Nexus Core Cell Tower Power Station. These enterprise-level products require custom design and installation.



THE BUSINESS MODEL

Highly diversified revenue model, including licensing strategies

Our hardware and software systems are so widely applicable that we plan to generate revenue through B2B, B2C, B2G, as well as licensing around the world.

Our orders are projected to range from $800 on the low-end for B2C golf cart applications, which are currently generating margins up to 50%, all the way up to $40K for cell tower backup power systems.


$800
B2C Golf Cart Applications
$40K
Cell Tower Backup Power Systems
Low End
High End

HOW WE ARE DIFFERENT

We are leveraging tech breakthroughs at multiple pain points in the industry

Our research indicates that the multiple market segments we are pursuing—including electric golf carts and other electric vehicles, microgrids, and cell towers—all have similar issues that we and our competitors are seeking to solve: capturing, storing, and dispensing solar energy.

We believe our portfolio of products solves many of the issues that prevent our competitors from offering more cost-effective, energy-efficient solutions.

This includes our flexible solar panel that utilizes flexible plastic (rather than glass) for increased durability and superior harvesting capacities.

Our Charge Optimizer changes voltages with one device without the use of copper wiring or magnets, which allows all functions to be controlled from an app on a phone, easily compiling data in the process.

Research suggests that graphene-based supercapacitor batteries, like those being developed and sold by Enervolt, may last up to 20 years and charge in a fraction of the time of our competitors (source, source).


Flexible Plastic
In our Bi-Facial Solar Panel
App Control
Of our Charge Optimizer
20 Year Lifespan
Supercapacitor Batteries

THE VISION

Full product, sales, and worldwide distribution within five years

We hope to have finalized all of our production, sales, and distribution channels for each of our core products after funding is achieved.

By gaining worldwide distribution of our proprietary solutions, we believe we have the potential to make major waves in this industry by not only providing top-level products to users of solar energy, but altering the way solar is viewed as an alternative energy source by increasing its economic and technological legitimacy.

SOLAR AS A VIABLE ALTERNATIVE ENERGY SOURCE



Additionally, we want to expand our products into various other alternative energy verticals such as wind and hydroelectric energy, vehicles and off-road vehicles.

OUR LEADERSHIP

We've worked together before, and have all launched great businesses in the past

President and CEO Bill Patridge has four decades of experience as an entrepreneur under his belt.



ENERVOLT

BILL PATRIDGE
CEO

COO Christopher Harding founded Luminary Communications, a consulting and executive coaching organization for Fortune 100 companies which has been operating for over 20 years.



ENERVOLT

CHRISTOPHER HARDING
COO

WHY INVEST

Poised to change the alternative energy market

We believe that we can be the disruptors that the solar energy market has been waiting for to bring it to its tipping point.

With this funding Enervolt expects to achieve the following short term goals:

1. Expand sales of our solar golf cart kit currently being sold on our website and Amazon in the United States and Canada.
2. Expand sales of our solar kit technology and products to include buses, cars, rickshaws, and moto-taxis in India, Southeast Asia, and South America, and to similar off-road vehicles, as well as stand-alone backup power systems around the world.
3. Develop a new patented graphene supercapacitor battery system for all markets based on our extensive research and testing in this arena. Enervolt graphene-based supercapacitors will reduce cost, charge more quickly, yield a longer life, are smaller in size, and are non-toxic.
4. Enervolt has strong potential future sales and markets around the world. Capital is needed to produce and develop these products to their full capacity.

Long term, Enervolt plans to license its technology worldwide to major manufacturers of electric vehicles, electric buses, electric off-road vehicles, rickshaws and battery distributors and manufacturers, with preliminary relationships already established.

- **Golf Carts** - Over 1,000,000 sold in the last decade, approximately 120,000 unites selling annually (source).
- **Rickshaws** - India had 1,500,000 battery powered rickshaws in 2018, with approximately 130,000 units added annually (source).
- **Buses** - Currently over 425,000 electric buses in the world (source).





Our products are proven to solve numerous pain points which have affected competitors in the past, and with our superior performance, cost-savings, and durability, customers will be able to have their energy needs met in a completely new and revolutionary way.


ENERVOLT
NEXUS

"...we can be the disruptors that the solar and alternative energy market has been waiting for..."

Meet Our Team



Bill Patridge

President & CEO

President and CEO Bill Patridge has four decades of experience as an entrepreneur under his belt, having taken four privately held companies public as CEO. He was directly responsible for raising over $30M for Applied Laser Systems.



Christopher Harding

COO

COO Christopher Harding founded Luminary Communications, a consulting and executive coaching organization for Fortune 100 companies which has been operating for over 20 years.



Holly Duer

CFO, Systems Manager, and Assistant Corporate Secretary

Holly graduated from Southern Oregon University (SOU) in 2004 with a Bachelor's degree in Science. Since that time, her focus has been computer science and small biz administration. She has worked with Bill Patridge as the primary accounting and finance person for the company for over a decade. In 2017, Holly was promoted to the role of CFO in recognition of her ability and outstanding performance for the company.



Will Wilkinson

Chief Communications Officer

Will has written or co-authored over 30 books, designed and delivered training programs in eight countries, produced scores of television and radio interviews, and now teaches communication through the local college. He co-founded the Association for Responsible Communication in the 1980's convening international conferences of professional communicators and served as the Program Director for a small television station in Canada. He recently co-founded the Thriving Leadership Academy and provides mentorship for leaders on team development and accessing genius.

Will's primary occupation is being a co-founder and director of Health Yourself. He serves as Chief Communications Officer for Enervolt, working less than 5 hours per week.



Gerard Jilek

Senior Director of Engineering

Gerard studied at Michigan Tech and the University of Wisconsin, majoring in geology, applied mathematics, and physics until he became disillusioned with the "paper chase" and applied his inventive nature to printing technologies. He worked as a plant engineer for an Oregon printing company for 17 years, then for 5 years with the premiere designer of flexographic printing equipment in Mississippi. Gerard built and successfully tested a Kromery Converter, an invention that attracted the attention of Brett Bieland, the original founder of this current enterprise.



Jeffrey Jensen

Director of Sales

Jeff received his business degrees in Public Accounting from Southern Oregon University (SOU) and his MBA in Information Systems (SOU). He worked with American Fidelity, based in Oklahoma, selling supplemental insurance and retirement plans to school districts. While working, he began his own marketing and business consulting business where he met Bill Patridge and joined the Enervolt Team in sales. His talent and performance led to be promoted to Director of Sales.



Nagaraj Murthy

India Relations Coordinator and Board Member

Nagaraj Murthy, Director, has over 25 years of experience as an investor and entrepreneur involving technologies such as a digital satellite phone system and laser system for military and civilian application. Dr. Murthy co-founded and served as Director of Applied Laser Systems, a publicly-traded company engaged in manufacturing laser modules.

Nagaraj's primary occupation is being a dentist and owner of Golden State Dental Group. He serves as a board member for Enervolt, generally working less than 5 hours per week.



William Go

Board Member

William Go, Director, worked as an engineer with Cisco Systems. He currently works as a real estate and marketing executive with experience in deploying large institutional capital. He has extensive experience in acquisition and disposition of bulk commercial and residential assets.

William's primary occupation is being an Asset Manager at Bluestone Hospitality, LLC. He serves as a board member for Enervolt, working less than 1 hour per week.



Jerome Cordeiro

Electrical Systems Administrator (Consultant)

As an electrical contractor Jerome has designed and implemented large scale commercial projects across the nation. He works with companies through bidding, financing and implementation for Hydroelectric, Solar and commercial real estate. He is the president of Mainline Electric and Electrical Supervisor at Conti Corp.

Jerome is a Consultant for Enervolt and contributes, on average, less than five hours per week.

Offering Summary

Company	:	Enervolt
Corporate Address	:	295 E. Main St. Suite 17, Ashland, OR 97501
Offering Minimum	:	$9,999.35
Offering Maximum	:	$534,998.14
Minimum Investment Amount (per investor)	:	$102.15

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,405
Maximum Number of Shares Offered	:	235,682
Price per Share	:	$2.27
Pre-Money Valuation	:	$17,544,339.68

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 7% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount Based:

$500+ | Exclusive Investor-Only Updates

Invest $500 and get access to an exclusive quarterly newsletter with Insights into the company's progress.

$1,000 | Zoom Call with our CIO

Invest $1,000 and receive access to an exclusive quarterly Zoom call with CIO for new tech updates. You will also receive all lower tier perks.

$2,500+ | Live Q&A and 10% Product Discount

Invest $2,500 and receive exclusive monthly live video Q&As with our CIO, a 10% discount on products (limit of one order per person), and all lower tier perks.

$5,000+ | 5% Bonus Shares

Invest $5,000 and receive 5% bonus shares, a monthly letter from the CEO with exclusive updates, and all lower tier perks.

$10,000+ | 7% Bonus Shares

Invest $10,000 and receive 7% bonus shares, individual time on quarterly Zoom calls with CEO and/or COO, and/or CIO, and all lower tier perks.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Enervolt will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.27 / share, you will receive and own 110 shares for $227. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT

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